EXHIBIT 21.1

**LIST OF SUBSIDIARIES**
**OF**
**NPS PHARMACEUTICALS, INC.**

- NPS Services, L.C. (Nevada limited liability company)

- NPS Holdings Company (incorporated in the Province of Nova Scotia, Canada)

- NPS Allelix Inc. (incorporated in the Province of Nova Scotia, Canada)

- Cinacalcet Royalty Sub LLC (Delaware limited liability company)

- NPS Pharma UK LTD (incorporated in the United Kingdom)